Mail Stop 4561

May 28, 2009

By US Mail and facsimile to (330) 393-5578

Steven R. Lewis
President and Chief Executive Officer
First Place Financial Corp.
185 E. Market Street
Warren, OH 44481

>   **Re: First Place Financial Corp.**
>   **Form 10-K for Fiscal Year Ended June 30, 2008**
>   **Form 10-Q for Fiscal Quarters Ended**
>   **September 30, 2008 and December 31, 2008**
>   **Form 8-K Filed December 2, 2008**
>   **File No. 000-25049**

Dear Mr. Lewis:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 11. Executive Compensation, page 106

Compensation Discussion and Analysis, page 101 of Prospectus Filed on October 8, 2008 Pursuant to Rule 424(b)(3)

1.   It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation

peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

2. Please tell us why you have not disclosed the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for earnings per share and return on equity that were used as bases for awarding cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

3. In future filings, please expand your compensation discussion and analysis to address not only the policies and procedures employed by the Compensation Committee in determining executive compensation, but also to discuss how the Committee determined the amounts awarded to the executive officers during the relevant period.

Exhibits

4. Please tell us why you have not included as an exhibit to your Form 10-K your Management Incentive Program plan. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 1A. Risk Factors, page 29

5. You state that the information concerning risk factors is incorporated by reference to Form S-4/A filed on September 30, 2008. Please tell us how you complied with the provisions of Rule 12b-23.

Exhibits

Exhibits 31.1 and 31.2

6.   We note in this Form 10-Q as well as in the Form 10-Q for the Fiscal Quarter
        Ended December 31, 2008 that you have deleted the language "(or persons
        performing the equivalent functions)" in the introductory language in paragraph 5.
        In future filings, the certification should be revised so as to include this language.

Form 8-K Filed December 2, 2008

7.   You state in your Form 8-K filed December 2, 2008 that the definitive agreement
        executed on May 7, 2008 for the planned acquisition of Camco by First Place has
        been terminated. Please tell us why you have not filed a post-effective amendment
        to your Form S-4 filed on July 31, 2008 to remove from registration any of the
        securities which remained unsold at the termination of this offering. Please refer to
        the undertakings provided in the S-4 and required by Item 512 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

8.   You state on page 16 that the company recorded a $93,741,000 goodwill
        impairment charge in the second quarter of fiscal 2009. Please tell us when the
        company's board of directors or authorized officers concluded that a material
        charge for impairment to goodwill was required. Please also provide us the basis
        for the company's determination not to disclose this conclusion in a Current Report
        on Form 8-K pursuant to Item 2.06.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-2419 with any questions.

Sincerely,

Christian Windsor
Special Counsel